UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 6, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby

INFORMS

“BBVA International Preferred SA”, a subsidiary guaranteed at 100% by BBVA, has published an exchange offer in relation to 3 issues of preferred securities sold to institutional investors for a nominal amount of approximately 1,500 million euros.

The exchange will be for new preferred securities which will comply with current market standards and regulatory requirements in order to be accounted for as equity.

The amount of capital gains arising from this transaction will depend on the definitive level of acceptance of the exchange offer. Said capital gains shall be used to increase additional reserves.

Madrid, October 6, 2009

BBVA International Preferred, S.A. Unipersonal, a wholly owned subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A., has today invited holders of its 3 series of existing Euro and Sterling denominated Tier 1 hybrid securities described below (the “Existing Securities”) to offer to exchange any and all of their
Existing Securities for new Euro and Sterling denominated Tier 1 hybrid securities (the “New Securities”) described below (the “Exchange Offers”).

Description of the Exchange Offers
The Existing Securities are all perpetual securities issued by BBVA
International Preferred:

Series and ISIN  Distribution Rate (%) Currency Issue Amount.  (MM) Call
Date Exchange Ratio (%) Cash Incentive Amount New Security
Series A XS0229864060  3.798 EUR 550 22/09/15 81.5 €80 per  €1,000 Euro New
Security
Series B XS0266971745  4.952 EUR 500 20/09/16 81.5 €80 per  €1,000 Euro New
Security
Series D XS0308305803  7.093 GBP 400 19/07/12 69.0 £100 per £1,000 Sterling New
Security

The New Securities:

Security Issuer Currency Structure and Distribution
Euro New Security BBVA International Preferred, S.A. Unipersonal EUR Series E
8.5% Perp NC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred
Securities
Sterling New Security BBVA International Preferred, S.A. Unipersonal GBP Series
F 9.1% Perp NC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed
Preferred Securities

Timetable of the Exchange Offers

Date and Time Event
15:30 CET, on 5 October 2009         Commencement of the Exchange Offers
5 p.m. CET, on 14 October 2009 Exchange Offer Deadline, unless extended, re-opened or terminated
15 October 2009 Announcement of the Exchange Offers’ results and of the applicable margin over EURIBOR or LIBOR, as the case may be, that will apply to each New Security when its Distribution rate changes to a floating rate basis
21 October 2009 Expected settlement date of the Exchange Offers

The complete terms and conditions of the Exchange Offers are set forth in an
Exchange Offer Memorandum dated 5 October 2009 (including the Preliminary
Prospectus annexed thereto) that will be sent to eligible holders of Existing
Securities at their request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/06/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer